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SEC FILE NUMBER
a-48416

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Axcelus Financial Distribution Company

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

MAR 01 2024

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Washington, DC

1650 Market Street, 8th Floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Todd R. Miller	484-530-4837	tmiller@axcelus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

2005 Market Street, Suite 700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd R. Miller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Axcelus Financial Distribution Company, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Donna M Brown
Signed on 2024/02/29 07:47:40 -8:00

Commonwealth of Pennsylvania - Notary Seal
Donna M. Brown, Notary Public
Philadelphia County
My Commission Expires Oct 24, 2025
Commission Number 1018165
Notary Stamp 2024/02/29 08:47:40 PST D6C2AC0EFDC4

Notary Public

Notarial act performed by audio-visual communication

Signature: Todd R. Miller
Signed on 2024/02/29 07:47:40 -8:00

Title:
Vice President, Controller, Chief Financial Officer and Treasurer

SEC Mail Processing
MAR 01 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Financial Statements

December 31, 2023

(With Independent Registered Public Accounting Firm Report Thereon)

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Table of Contents

EY
Building a better working world

Ernst & Young LLP
2005 Market Street, Suite 700
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 5500
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Axcelus Financial Distribution Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Axcelus Financial Distribution Company (the Company) as of December 31, 2023, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2016.

February 29, 2024

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Statement of Financial Condition

December 31, 2023

Assets

Cash	$	558,685
Prepaid expenses		35,713
Current income taxes receivable		2,335
Deferred income taxes		1,196
Total assets	$	597,929

Liabilities and Shareholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	38,880
Total liabilities		38,880
Shareholders' equity:		
Class A common stock, $.01 par value; 1,000 shares authorized, issued, and outstanding		10
Class B common stock, $.01 par value; 2,400 shares authorized, issued, and outstanding		24
Additional paid-in capital		264,341
Retained earnings		294,674
Total shareholders' equity		559,049
Total liabilities and shareholders' equity	$	597,929

See accompanying notes to financial statements.

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Statement of Operations

Year ended December 31, 2023

Revenues:	
Concessions on variable insurance products	$ 11,731,578
Administrative fee income (note 2)	1,032,142
Total revenues	12,763,720
Expenses:	
Commissions on variable insurance products	11,744,119
General operating expenses (note 2)	1,025,931
Total expenses	12,770,050
Loss from operations before income taxes	(6,330)
Income tax benefit	(1,619)
Net loss	$ (4,711)

See accompanying notes to financial statements.

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Statement of Shareholders' Equity

Year ended December 31, 2023

	Common stock	Class A Common stock	Class B Common stock	Additional paid-in capital	Retained earnings (deficit)	Total shareholders' equity
Balance at January 1, 2023	$ 25,000	$ -	$ -	$ 239,375	$ 299,385	$ 563,760
Recapitalization and issuance of Class A common stock	(25,000)	10	-	24,990	-	-
Issuance of Class B common stock			24	(24)		-
Net loss	-	-	-	-	(4,711)	(4,711)
Balance at December 31, 2023	$ -	$ 10	$ 24	$ 264,341	$ 294,674	$ 559,049

See accompanying notes to financial statements.

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Statement of Cash Flows

Year ended December 31, 2023

Cash flows from operating activities:		
Net loss	$	(4,711)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in income taxes receivable		(2,335)
Increase in deferred income tax assets		(1,196)
Increase in prepaid expenses		(3,151)
Decrease in accounts payable and accrued expenses		(29,620)
Decrease in current income taxes payable		(3,045)
Net cash used in operating activities		(44,058)
Decrease in cash		(44,058)
Cash:		
Beginning of year		602,743
End of year	$	558,685
Supplemental disclosures of cash flow information:		
Income taxes paid	$	4,957
Noncash financing activity:		
Recapitalization of shareholders' equity	$	24,966

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Description of Business

Axcelus Financial Distribution Company (AFDC or the Company) is a Delaware company organized on January 26, 1995 and licensed as a securities broker/dealer on January 18, 1996. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Securities and Exchange Commission (SEC).

On November 30, 2023, the Company's former ultimate parent, LIA Holdings Ltd., sold Lombard International US Holdings, Inc. (LIUSH) and subsidiaries, including Lombard International Distribution Company, to AXL Wealth Acquisition, LLC, an affiliate of BroadRiver Asset Management, L.P. On December 27, 2023, the Company's name was changed from Lombard International Distribution Company to Axcelus Financial Distribution Company. On December 27, 2023, Lombard International US Holdings, Inc.'s name was changed to Axcelus Financial US Holdings, Inc. (AFUSH).

The Company serves as the principal underwriter for variable life insurance policies and variable annuity contracts issued by Lombard International Life Assurance Company (LILAC), an affiliate.

The revenues of the Company earned from LILAC are concession income and administrative fees. For operational purposes, LILAC pays the commissions on behalf of the Company. The concession income and corresponding commission expenses are presented on a gross basis in the statement of operations.

The commission expenses represent compensation paid to registered representatives of affiliated life insurance carriers and consist of sales-based and asset-based compensation.

The Company provides certain administrative services to LILAC, for which it receives an administrative fee. The Company reimburses LILAC at cost for services and facilities provided to the Company for conduct of its operations.

Effective July 1, 2017, the Company entered into an insurance intermediary agreement with Lombard International Assurance S.A. (LIA), a Luxembourg-based insurance carrier affiliate, and Lombard International Brokers, Inc. (LIB), an affiliated Florida registered insurance agency. Under the terms of the insurance intermediary agreement, the Company is eligible to receive a per contract fee for policies sold under the terms of the agreement as compensation for compliance responsibilities.

Effective November 21, 2018, the Company entered into a selling agreement with a third party and then effective August 21, 2019, the Company entered into a selling agreement with a second third party. Under these selling agreements, the Company will solicit applications for specified variable life insurance contracts issued by the third parties. The Company has supervisory and compliance responsibilities over its registered representatives engaged in the sale and distribution of the contracts issued under these selling agreements. The Company is eligible to receive compensation for the sale and retention of contracts issued under these selling agreements.

The Company does not hold customer accounts.

(b) Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The single-year presentation is in accordance with Securities and Exchange Commission (SEC) Rule 17a-5.

(c) Cash

Cash consists of demand deposits placed with a financial institution.

(d) Income Taxes

The Company accounts for income taxes under the provisions of ASC 740, *Income Taxes*. ASC 740 requires an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. ASC 740 allows recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized.

Effective June 30, 2015 and through 2020, the Company filed a consolidated federal tax return with AFUSH and certain other affiliates. Effective 2021, the Company was included in a life/non-life consolidated federal income tax return with AFUSH and all of AFUSH's subsidiaries. As a result of the acquisition of AFUSH by Axcelus Wealth Acquisition, LLC and post-acquisition restructuring of the ownership interests of the Company, the Company will no longer file as part of a consolidated return with AFUSH, beginning December 1, 2023. As such, the Company will file a separate tax return for the period beginning December 1, 2023 and ending December 31, 2023. Additionally, the Company files state income tax returns on a standalone basis.

The Company and AFUSH are parties to a tax-sharing agreement. Pursuant to the terms of the agreement, the Company will be reimbursed for net operating losses generated by the Company and utilized in the consolidated federal tax return. Under the terms of the agreement, the Company is no longer party to the agreement with respect to the tax period beginning December 1, 2023 when it is no longer a member of the consolidated group.

As required, the Company assesses the need to recognize a liability related to uncertain tax positions. As of December 31, 2023, the Company has not identified any significant uncertain tax positions. If interest or penalty is determined to be necessary, these amounts would be recognized with the income tax provision.

(e) Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* (Topic 606). Revenue from contracts with customers consists of variable product concession income, distribution expenses, administrative fees and origination fees.

(f) New Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses* (Topic 326). The ASU significantly changes the impairment model for most financial assets that are measured at amortized cost (and certain other instruments) from an incurred loss model to an expected loss model that will be based on an estimate of current expected credit loss ("CECL"). The ASU also provides targeted improvements on evaluating impairment and recording credit losses on available-for-sale (AFS) debt securities through an allowance account. ASU 2016-13 is effective for public business entities for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted for all entities. Adoption of the standard effective January 1, 2023 did not have a material effect on the Company's financial statements.

(g) Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Transactions With Affiliates

Effective July 1, 2012, the Company entered into an operational agreement with LILAC. Under the terms of the agreement, the Company agreed to reimburse LILAC at cost for services and facilities provided by LILAC to the Company. Additionally, the Company will reimburse LILAC for any direct expenses incurred by the Company but paid by LILAC. Under the terms of the agreement, LILAC will pay an administrative fee to the Company as compensation for services provided by the Company to LILAC. The agreement was amended on February 25, 2020, effective January 1, 2020, for changes in costs of services and facilities provided as well as administrative fees charged. During 2023, the Company reimbursed LILAC for services and facilities costs of $836,799. During 2023, the Company received administrative fees from LILAC of $1,032,142.

There were no fees received from LIA during 2023 under the insurance intermediary agreement.

The Company reported no receivables or payables to affiliates at December 31, 2023.

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its parent. Receivables and payables with affiliates are settled in cash on a regular basis.

(3) Revenue From Contracts With Customers

The variable product concession income is variable in nature in that the amount earned is contingent upon net asset value of the underlying investment funds. For variable amounts, as the uncertainty is dependent on the value of the underlying investment funds at future points in time as well as customer behavior, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the customer activities are known. As

a consequence, the Company recognizes variable product concession income on the trade date as the performance obligation is satisfied.

The distribution fee is an up-front fee that is recognized upon completion of the performance obligation, which is the collection of premium from the policyowner. The revenue is fully constrained based on customer behavior in terms of the timing and amounts of premiums paid. As a consequence, the Company concluded that the revenue is fully constrained pursuant to Topic 606 and is recognized on the trade date as the performance obligation is satisfied. The distribution fee is presented in concession income in the statement of operations.

Administrative fees are earned and recorded as administrative services are provided to the affiliate entity. The services are those that a broker/dealer would ordinarily provide to its clients in the course of its role as a broker/dealer, which would include acting as principal underwriter for variable insurance contracts and supervision and licensing of registered representatives. The transaction price, in the form of a monthly fee, is negotiated annually to ensure that the costs of operating the Company are covered such that there is no intentional profit earned by any of the parties to the contract. The performance obligations are not separately defined in the contract to enable an allocation of revenue. The specific duties performed by the Company are bundled services that are not distinct in a way that would enable separate pricing. The services are provided over time, often on an as needed basis and can't readily be measured in terms of progress. The monthly administration fee is fixed and paid regardless of the level of services performed by the Company in any given month. Consequently, the Company accounts for the services as a single performance obligation and recognizes administrative fee income monthly as the performance obligation is satisfied.

Revenues earned from contracts with customers during 2023 were as follows:

Concessions on variable insurance products issued by affiliate	$10,571,250
Distribution fees on variable insurance products issued by affiliate	1,144,978
Administrative fee income earned from affiliate	1,032,142
Compensation received from sale of third party contracts	15,349
Total	$12,763,719

The Company did not incur costs to secure the contracts. The revenues were earned on transactions with an affiliate occurring exclusively in the United States of America, with no foreign revenues reported during 2023. There were no impairment losses or credit losses recorded during 2023.

(4) Regulatory Matters

Net Capital Requirement

The Company is a limited securities broker/dealer with FINRA and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1.) Rule 15c3-1 requires maintenance of minimum net capital. Because the Company holds no customer accounts, the rule requires the Company to maintain net capital of no less than $5,000. As of December 31, 2023, the Company had net capital, as defined, of $519,805.

(5) Exemption from Reserve Requirements

Under SEC Rule 15c3-3(k)(1)(i), the Company is exempt from a requirement to maintain reserves for the exclusive benefit of its customers. As of and for the year ended December 31, 2023, the Company was in compliance with the conditions of this exemption.

(6) Income Taxes

The income tax benefit for 2023 was as follows:

Federal income tax benefit:		
Current	$	(423)
Deferred		(819)
Federal income tax benefit		(1,242)
State income tax benefit:		
Current		-
Deferred		(377)
State income tax benefit		(377)
Total income tax benefit	$	(1,619)

A reconciliation of the effective tax rate differences was as follows:

Federal tax rate times pretax loss	$	(1,329)
Effect of:		
State income tax, net of federal benefit		(298)
Other items		8
Income tax benefit	$	(1,619)
Effective tax rate		25.58%

The effective tax rate is the ratio of tax expense over pretax income. Other items include permanent adjustments.

The income tax asset (liability) was as follows at December 31, 2023:

Federal income tax asset (liability):		
Current	$	(971)
Deferred		819
Federal income tax asset (liability)		(152)
State income tax asset (liability):		
Current		3,306
Deferred		377
State income tax asset (liability)		3,683
Total current income tax asset (liability)		2,335
Total deferred income tax asset (liability)		1,196

Current federal and current state income taxes payable are included in Current Income Taxes Payable on the Statement of Financial Condition.

The Company has a net operating loss carryforward of $4,275 at December 31, 2023. At December 31, 2023, the Company does not have a valuation allowance.

AFDC is subject to examination by U.S. federal, state, local and non-U.S. income authorities. The Company is currently not under examination by the Internal Revenue Service, however tax years 2020 and forward remain open.

There are no uncertain tax positions related to the Company in the current year.

(7) Commitments and Contingencies

The Company is involved in various legal proceedings, litigation, and threatened litigation arising in the ordinary course of business. In the opinion of management, based on current information, future developments involving the ultimate disposition of threatened litigation will not have a material effect on the financial position of the Company.

(8) Recapitalization

Subsequent to the Company's acquisition by AXL Wealth Acquisition, LLC, the Company created the following two classes of common stock:

- 1,000 shares of Class A voting common stock, par value $0.01 per share, with one vote per share, which will possess 100% of all the economic rights of the Company, and
- 2,400 shares of Class B voting common stock, par value $0.01 per share, with ten votes per share, with no economic rights.

The existing 1,000 shares of common stock, par value $25 per share, were exchanged by Axcelus Financial US Holdings, Inc. for the 1,000 shares of the Class A common stock and subsequently cancelled and retired. The 2,400 shares of the Class B common stock were acquired by an affiliated entity, APPS BD, LLC, for consideration in the amount of $24.

(9) Subsequent Events

The Company has evaluated subsequent events through February 29, 2024, the date the financial statements were issued.

SUPPLEMENTAL INFORMATION

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Schedule 1

Computation of Net Capital and Aggregate
Indebtedness under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2023

Computation of net capital:		
Total stockholders' equity from statement of financial condition	$	559,049
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		559,049
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		559,049
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		35,713
Current income tax receivable		2,335
Deferred income tax assets		1,196
Total deductions and/or charges		39,244
Net capital before haircuts on securities		519,805
Haircuts on securities (pursuant to Rule 15c3-1(f))		-
Net capital	$	519,805
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	38,880
Income taxes payable		-
Payable to affiliates		-
Items not included in statement of financial condition		-
Total aggregate indebtedness	$	38,880
Computation of basic net capital requirement:		
Minimum net capital required (based upon aggregate indebtedness)	$	2,592
Minimum dollar requirement		5,000
Net capital requirement		5,000
Excess net capital		514,805
Ratio aggregate indebtedness to net capital		7.48%

Reconciliation with Company's Computation of Net Capital on Form X-17A-5 as of December 31, 2023

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Schedule 2

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities Exchange Act of 1934

December 31, 2023

The Company claims an exemption from Rule 15c3-3 under Section (k) (1).

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Schedule 3

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the
Securities Exchange Act of 1934

December 31, 2023

The Company claims an exemption from Rule 15c3-3 under Section (k) (1).